08027992

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2008
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbridge Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 South 6th Street, Suite 2005
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Goldfarb 612-376-7381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Drive, Suite 700	Minneapolis	MN	55437
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Steven Goldfarb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbridge Financial Group, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven Goldfarb
Signature

CEO
Title

Ellen C. Thoma
Notary Public

ELLEN C. THOMA
NOTARY PUBLIC - MINNESOTA
MY COMMISSION
EXPIRES JAN. 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2007

Woodbridge Financial Group, LLC

WOODBRIDGE FINANCIAL GROUP, LLC

Table of Contents

	Page
INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS	
Financial Condition	2
Operations and Changes in Members' Equity	3
Cash Flows	4
Notes to Financial Statements	5
SUPPLEMENTARY INFORMATION	
Computation of Net Capital Pursuant to Rule 15c3-1	8
Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	9
Reconciliation of Computation of Net Capital and the Computation for Determination of Reserve Requirements of the Securities and Exchange Commission	10
Independent Auditors' Report on Internal Control Required by SEC Rule17a-5	11

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of **Woodbridge Financial Group, LLC,** (the Company) as of December 31, 2007, and the related statements of operations and changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Woodbridge Financial Group, LLC,** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8, 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2008

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2007

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	76,677
Accounts receivable		12,224
Prepaid expenses		12,035
Total current assets		100,936
PROPERTY AND EQUIPMENT, net of accumulated depreciation		26,770
	$	127,706
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	15,332
MEMBERS' EQUITY		112,374
	$	127,706

See Notes to Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

OPERATIONS

REVENUES	
Consulting fees	$ 385,000
	385,000
EXPENSES	
Employee compensation and benefit	160,061
Occupancy	84,465
General and administrative	253,780
	498,306
OTHER INCOME (EXPENSE)	
Miscellaneous income	35,054
Interest income	3,956
Total other income	39,010
NET LOSS	$ (74,296)

CHANGES IN MEMBERS' EQUITY

BALANCE, BEGINNING OF YEAR	
As previously reported	$ 255,170
Prior period adjustment (Note 7)	15,000
Balance at beginning of year, as restated	270,170
Capital distributions	(83,500)
Net loss	(74,296)
BALANCE, END OF YEAR	$ 112,374

See Notes to Financial Statements

WOODBRIDGE FINANCIAL GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES	
Net loss	$ (74,296)
Adjustments to reconcile net loss to net cash used for operating expenses	
Depreciation and amortization	8,336
Changes in assets and liabilities	
Receivables	27,776
Prepaid expenses	2,477
Accounts payable and accrued expenses	(2,845)
NET CASH USED FOR OPERATING ACTIVITIES	(38,552)
FINANCING ACTIVITY	
Capital distributions	(83,500)
NET CASH USED FOR FINANCING ACTIVITY	(83,500)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(122,052)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	198,729
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 76,677

See Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Woodbridge Financial Group, LLC (the Company) provides investment banking and financial advisory services to corporate clients.

A summary of the Company's significant accounting policies follows.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company includes all cash accounts and highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash equivalents on the accompanying statement of financial condition.

Cash

The Company maintains its cash in bank deposits accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivable are customer obligations due under normal; trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivables which are past due are not charged a monthly service fee.

Accounts receivable are stated in the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of account's receivable is reduced by a valuation allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines the appropriate course of action on a delinquent account.

Client reimbursable travel expenses paid by the Company's employees are posted to the asset account "Unbilled Reimbursable Expenses" at the time when employees are reimbursed. When clients are billed for these expenses, unbilled amounts are moved from "Unbilled Reimbursable Expenses" to Accounts Receivable.

(continued on next page)

Revenue Recognition

The Company earns revenue through retainer fees and success fees.

Retainer fees: New clients pay non-refundable retainer fees upon engaging the Company. Retainer fees are considered earned when billed.

Consulting services: The Company bills and recognizes revenues for consulting services periodically as the services are performed as provided for under the terms of its agreement with the client.

Success fees: Success fees are owed to the Company on completion of a transaction. The fee is stipulated in the contract. Success fees are recognized when the transaction is closed.

Depreciation and Amortization

Depreciation and amortization are computed by accelerated methods over the following estimated useful lives:

Furniture and equipment	5-7 years

Income Taxes

The Company, with the consent of its members, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporate income taxes, the members separately account for the Company items of income, deduction, losses and credits. Therefore, these statements do not include any provision for corporate income taxes.

Operating Leases

Base rents on operating leases are recorded to expense on a straight line basis over the term of the lease agreement.

Use of Estimates

The preparation of financial statements in conformity of accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues during the reporting period. Actual results could differ from those estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Computers and equipment	$ 27,369
Furniture and fixtures	44,768
	72,137
Accumulated depreciation	(45,367)
	$ 26,770

Depreciation expense charged to operations for the year ended December 31, 2007, was $8,335.

(continued on next page)

NOTE 3 - LEASES

The Company leases its office facility under an operating lease.

The lease expires on July 12, 2012, and provides for base annual payments ranging from $38,181 to $44,268 over the term of the lease. The future minimum rental payments required under the operating lease are as follows:

Years Ending December 31,		Amount
2008	$	39,500
2009		40,717
2010		41,935
2011		43,152
2012		25,823
	$	191,127

Total rent expense under the operating lease was as follows at December 31, 2007:

Minimum rents	$	38,282
Contingent rentals		35,633
	$	73,915

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital as defined by Rule 15c3-1 of $61,345. The Company's minimum required net capital is $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1 at December 31, 2007.

NOTE 5 - EXEMPTION

The Company is exempt from Rule 15c3-3 of Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

NOTE 6 - MEMBERS' EQUITY

The Company reserves the right to purchase the equity of the other members.

NOTE 7 - PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2007, management discovered that accounts receivable had been understated in 2006. This correction resulted in an increase in accounts receivable of $15,000 at December 31, 2006, which resulted in a $15,000 adjustment to beginning members' equity. As a result of the restatement, net income for the year ended December 31, 2006 increased by $15,000 to $172,026.

WOODBRIDGE FINANCIAL GROUP, LLC
COMPUTATION OR NET CAPITAL PURSUANT TO RULE 15C 3-1
DECEMBER 31, 2007

Net capital		
Total members' equity	$	112,374
Less nonallowable assets		(51,029)
Net capital before haircuts on security positions		61,345
Less hair cuts		-
Net capital	$	61,345
Aggregate indebtedness		
Accounts payable, accrued liabilities and deferred revenue	$	15,332
Computation of basic net capital requirement		
Base minimum net capital required	$	5,000
Calculated minimum net capital required	$	5,000
Excess net capital	$	56,345
Excess net capital at 1000%	$	59,812
Ratio: Aggregate indebtedness to net capital		0.25
Reconciliation with company's computation		
Net capital per Part II of Form X-17a-5, as originally filed	$	71,815
Net year end adjustments		(10,470)
	$	61,345

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control, or otherwise hold client/customer funds or securities.

WOODBRIDGE FINANCIAL GROUP, LLC
RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus no reconciliation is necessary.

EideBailly

CPAs & BUSINESS ADVISORS

INTERNAL CONTROL REPORT

The Board of Governors
Woodbridge Financial Group, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Woodbridge Financial Group, LLC** (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 28, 2008. We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Woodbridge Financial Group, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 28, 2008.

Significant Journal Entries

During the course of the audit, we proposed material audit adjustments that would not have been identified as a result of the Company's existing internal controls, and therefore could have resulted in a material misstatement of the Company's financial statements.

Accounts Receivable

We noted during the audit that the Company did not record a receivable for a retainer earned in the prior year. By not recording this asset the Company understated the assets and revenues during the prior year and overstated revenues during the current year.

Internal Control over the Preparation and Review of the Financial Statements Being Audited

The Company does not have an internal control system designed to provide for the timely preparation and review of the financial statements being audited. The Company does not have personnel with a background in financial reporting and disclosure requirements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Minneapolis, Minnesota
February 28, 2008

END